Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

SALEM FIVE BANCORP,

BRIGHT STAR, INC.

and

GEORGETOWN BANCORP, INC.

Dated as of October 5, 2016

(i)

(ii)

(iii)

Section 9.7	Counterparts	64

Section 9.8	Entire Agreement	64

Section 9.9	Governing Law; Jurisdiction	64

Section 9.10	Waiver of Jury Trial	64

Section 9.11	Assignment; Third Party Beneficiaries	65

Section 9.12	Specific Performance	65

Section 9.13	Severability	65

Section 9.14	Delivery by Facsimile or Electronic Transmission	65

(iv)

Index of Defined Terms

Acquisition Proposal	53
Agreement	1
Anti-Money Laundering Laws	22
Bank Merger	1
Bank Merger Agreement	4
Bank Merger Certificates	4
Bonus Plans	39
Certificate	2
Certificate of Merger	2
CFPB	13
Change in Company Recommendation	46
Chosen Courts	65
Closing	2
Closing Date	2
Commissioner	12
Company	1
Company 401(k) Plan	48
Company Articles	8
Company Benefit Plans	18
Company Bylaws	8
Company Contract	24
Company Disclosure Schedule	7
Company Equity Awards	4
Company Indemnified Parties	50
Company Meeting	44
Company Owned Properties	27
Company Qualified Plans	19
Company Real Property	27
Company Recommendation	44
Company Regulatory Agreement	24
Company Reports	14
Company Representative	40
Company RSA	3
Company Stock	2
Company Stock Option	3
Company Stock Plans	3
Company Subsidiary	8
Continuing Employees	47
DIF	12
Effective Time	2
Employee Personal Data	48
Enforceability Exceptions	11
Environmental Laws	25
ERISA	18
ERISA Affiliate	19
ESOP	9
ESOP Loan	26
Exchange Agent	5
Exchange Fund	5
FDIC	9
Federal Reserve Board	7
GAAP	8
GB	1
General Release	47
Governmental Entity	12
HOLA	7
Intellectual Property	28
Intervening Event	46
IRS	17
KBW	16
Key Employees	56
Laws	21
Liens	10
Loan Interests	30
Loans	29
Maryland Department	2
Massachusetts BBI	12
Material Adverse Effect	7
Materially Burdensome Regulatory Condition	43
Merger	1
Merger Consideration	2
Merger Sub	1
Merger Sub Articles	4
Merger Sub Bylaws	4
Merger Sub Common Stock	3
MGCL	1
MHPF	12
Multiemployer Plan	19
NASDAQ	55
New Plans	47
Non-Disclosure Agreement	44
Notifying Party	52
OCC	13
Parent	1
Parent Bylaws	32
Parent Certificate	32
Parent Disclosure Schedule	31
Parent Representative	40
Permitted Encumbrances	27
Preliminary 280G Calculations	20
Premium Cap	51
Proxy Statement	12
Regulatory Agencies	13
Related Party Contract	28
Representatives	52
Requisite Company Vote	11
Requisite Regulatory Approvals	43

(v)

Sarbanes-Oxley Act	14
SEC	12
Securities Act	13
SERP	49
SFCSB	1
SRO	12
Subsidiary	8
Superior Proposal	54
Surviving Corporation	1
Suspense Shares	9
Takeover Statutes	29
Tax	18
Taxes	18
Termination Date	59
Termination Fee	61
Trust	26
Trustee	26
Volcker Rule	22

(vi)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 5, 2016 (this “Agreement”), by and among Salem Five Bancorp, a Massachusetts mutual holding company (“Parent”), Bright Star, Inc., a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Georgetown Bancorp, Inc., a Maryland corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Board of Trustees of Parent, and the Boards of Directors of Merger Sub and the Company have determined that it is in the best interests of their respective companies and the Boards of Directors of Merger Sub and the Company have determined that it is in the best interests of their respective constituents to consummate the strategic business combination transactions provided for herein, pursuant to which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into the Company (the “Merger”), so that the Company is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, immediately following the Merger, Georgetown Bank (“GB”) will, subject to the terms and conditions set forth herein and in the Bank Merger Agreement (as defined below), merge with and into Salem Five Cents Savings Bank (“SFCSB”) (the “Bank Merger”), so that SFCSB is the surviving bank in the Bank Merger;

WHEREAS, immediately following the Bank Merger, the Surviving Corporation shall dissolve and liquidate into Parent;

WHEREAS, concurrently with the execution of this Agreement, Parent is entering into Voting and Support Agreements with certain directors and executive officers of the Company, in each case in the form agreed to by the parties; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

Article I
THE MERGER

Section 1.1           The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”), at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Maryland. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

Section 1.2           Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Boston time at the offices of K&L Gates LLP, on a date which shall be no later than five (5) business days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless extended by mutual agreement of the parties (the “Closing Date”).

Section 1.3           Effective Time. The Merger shall become effective as set forth in the certificate of merger to be filed with the Maryland State Department of Assessments and Taxation (the “Maryland Department”) on the Closing Date (the “Certificate of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

Section 1.4           Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MGCL.

Section 1.5           Conversion of Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any of the following securities:

(a)          Each share of the common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Stock”), except for shares of Company Stock owned by the Company as treasury stock, or owned by any Subsidiary of the Company), shall be converted into the right to receive $26.00 in cash without interest (the “Merger Consideration”).

(b)          All of the shares of Company Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include as applicable (and as reasonably interpreted by Parent) reference to book-entry account arrangements for the ownership of shares of Company Stock) previously representing any such shares of Company Stock shall thereafter represent only the right to receive the Merger Consideration. Certificates previously representing shares of Company Stock shall be exchanged for the Merger Consideration upon the surrender of such Certificates in accordance with Section 2.2. If, prior to the Effective Time, the outstanding shares of Company Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar change in capitalization (not including, for the avoidance of doubt, for any such change in the number of outstanding shares of Company Stock as a result of exercises of Company Stock Options, in accordance with their terms), the Merger Consideration shall be equitably adjusted to reflect such change; provided that nothing in this Section 1.5(b) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(c)          Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Stock that are owned by the Company as treasury stock or owned by any Subsidiary of the Company shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

Section 1.6           Merger Sub Common Stock. At and after the Effective Time, each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (“Merger Sub Common Stock”) shall be converted into one issued and outstanding share of common stock of the Surviving Corporation.

Section 1.7           Treatment of Company Equity Awards.

(a)          At the Effective Time, each option granted by the Company to purchase shares of Company Stock under the Company’s 2009 Equity Incentive Plan and the Company’s 2014 Equity Incentive Plan (collectively, the “Company Stock Plans”) that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall entitle the holder of such Company Stock Option to receive (without interest), at the Effective Time, an amount in cash equal to the product of (i) the number of shares of Company Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Stock of such Company Stock Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Stock Option which has an exercise price per share of Company Stock that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b)          At the Effective Time, each outstanding restricted stock award (a “Company RSA”) under the Company Stock Plans, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall entitle the holder of such Company RSA to receive (without interest), at the Effective Time, an amount in cash equal to (A) the number of shares of Company Stock subject to such Company RSA immediately prior to the Effective Time multiplied by (B) the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(c)          At or prior to the Effective Time, the Company, the Board of Directors of the Company and the compensation committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Stock Options, and Company RSAs (collectively, the “Company Equity Awards”) pursuant to this Section 1.7. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Stock or other capital stock of the Company to any person pursuant to or in settlement of Company Equity Awards.

Section 1.8           Articles of Incorporation of Surviving Corporation. At the Effective Time, the articles of incorporation of Merger Sub (“Merger Sub Articles”), as in effect at the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law.

Section 1.9           Bylaws of Surviving Corporation. At the Effective Time, the bylaws of Merger Sub (“Merger Sub Bylaws”), as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

Section 1.10        Directors and Officers of Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation immediately thereafter.

Section 1.11        Bank Merger. Immediately following the Merger, GB will merge with and into SFCSB. SFCSB shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of GB shall cease. The parties agree that the Bank Merger shall become effective immediately following the Merger. Within thirty (30) days after the date of this Agreement, SFCSB and GB shall enter into the agreement and plan of merger in the form attached hereto as Exhibit A (the “Bank Merger Agreement”) and (a) the Company shall cause the Bank Merger Agreement to be duly authorized, executed and delivered by GB and (b) Parent shall cause the Bank Merger Agreement to be duly authorized, executed and delivered by SFCSB. The Company shall cause GB, and Parent shall cause SFCSB, to execute such certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Merger. Within thirty (30) days after the date hereof, (i) the Company, in its capacity as sole stockholder of GB, shall approve the Bank Merger Agreement and the Bank Merger and (ii) Parent, in its capacity as sole stockholder of SFCSB, shall approve the Bank Merger Agreement and the Bank Merger.

Section 1.12        Dissolution of Surviving Corporation.  Immediately following the Bank Merger, the Surviving Corporation shall be dissolved and liquidated into Parent.

Section 1.13        Possible Alternative Structures. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Parent shall be entitled to revise the structure of the transaction described in Article I, provided that (a) there are no adverse federal or state income tax consequences to the Company and its stockholders as a result of the modification; (b) the consideration to be paid to the holders of Company Stock, Company Stock Options and Company RSAs under this Agreement is not thereby changed in kind or value or reduced in amount; (c) there are no adverse changes to the benefits and other arrangements provided to or on behalf of the Company’s directors, officers and other employees; and (d) such modification will not delay materially or jeopardize receipt of any required regulatory approvals or non-objection of Governmental Entities. Parent, Merger Sub, and the Company agree to amend this Agreement, the Bank Merger Agreement and any related documents appropriately in order to reflect any such revised structure.

Article II
EXCHANGE OF CERTIFICATES AND PAYMENT OF COMPANY EQUITY AWARDS

Section 2.1           Parent to Make Merger Consideration Available. No later than one (1) business day prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, an amount in cash sufficient to pay the aggregate Merger Consideration (the “Exchange Fund”), to be paid pursuant to Section 2.2(a) in exchange for outstanding shares of Company Stock.

Section 2.2           Delivery of Merger Consideration.

(a)          As promptly as practicable after the Effective Time, but in no event later than five (5) days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, as applicable. Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor a check representing the amount of the Merger Consideration and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration, as applicable.

(b)          In the event of a transfer of ownership of a Certificate representing Company Stock that is not registered in the stock transfer records of the Company, the proper amount of cash shall be paid to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a person other than the registered holder of the Certificate or establish to the reasonable satisfaction of Parent that the Tax has been paid or is not applicable.

(c)          After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration to be paid in consideration therefor in accordance with the procedures in this Article II.

(d)          Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be paid to Parent. Any former stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration without any interest thereon, upon due surrender of their Certificate or Certificates. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)          Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration or any other consideration otherwise payable pursuant to this Agreement to any holder of Company Stock, as applicable, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Stock in respect of which the deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

(f)          In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement.

Section 2.3           Payment of Company Equity Awards. At the Effective Time, Parent or Company shall pay or cause to be paid to each holder of a Company Equity Award the amounts to which such holder is entitled as determined in accordance with Sections 1.7(a), and 1.7(b).

Article III
REPRESENTATIONS AND WARRANTIES OF COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the Company and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced therein and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) to a reader unfamiliar with the Company’s business from reading only the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Company Reports filed by the Company after January 1, 2015 and prior to the date hereof (but disregarding any disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

Section 3.1           Corporate Organization.

(a)          The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, is a savings and loan holding company within the meaning of the Home Owners’ Loan Act of 1933 (the “HOLA”) and is duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, any event, occurrence, fact, condition or change that is, or could reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or condition (financial or otherwise) of such party and its Subsidiaries (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in Laws of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in general economic or capital market conditions affecting financial institutions or their holding companies, including, but not limited to, changes in general interest rates, (D) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement (excluding the obligations with respect to the Company and its Subsidiaries operating in the ordinary course of business) in contemplation of the transactions contemplated hereby (it being understood that, for purposes of Section 3.3(b) and Section 7.2(a) (to the extent relating to Section 3.3(b)), the exceptions set forth in this clause (E) shall not apply in determining whether a Material Adverse Effect has occurred), or (F) the reasonable and customary expenses incurred by the Company or Parent in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclause (A), (B), (C) or (D), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or condition (financial or otherwise) of such party and its Subsidiaries as compared to other companies in the industry in which such party and its Subsidiaries operate), or (ii) the ability of such party or any Subsidiary of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” shall have the meaning ascribed to it in Section 10(a)(1)(G) of HOLA. True and complete copies of the articles of incorporation of the Company (the “Company Articles”) and the amended and restated bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent, and the Company is not in violation of the Company Articles and Company Bylaws.

(b)          Each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions except, in the case of a Company Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of GB are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of (x) all Subsidiaries of the Company as of the date hereof and (y) all persons (not including the Company Subsidiaries) in which the Company, together with any Company Subsidiaries, owns (directly or indirectly) 5% or more of a class of voting securities.

Section 3.2           Capitalization.

(a)          The authorized capital stock of the Company consists of 100,000,000 shares of Company Stock, par value $0.01 per share, and 50,000,000 shares of Preferred Stock, par value $0.01 per share. As of the date hereof, there are (i) 1,840,920 shares of Company Stock issued and outstanding (which, for the avoidance of doubt, do not include shares held in treasury), (ii) zero shares of Preferred Stock issued and outstanding, (iii) zero shares of Company Stock held in treasury, (iv) 122,775 shares of Company Stock reserved for issuance upon the exercise of outstanding Company Stock Options, (v) 93,494 shares of Company Stock reserved for issuance upon the award of Company Stock Options or Company RSA under the Company Stock Plans and (vi) no other shares of capital stock or other voting securities of the Company issued, reserved for issuance or outstanding. Out of the 1,840,920 shares of Company Stock, there were (A) 63,616 shares of Company Stock allocated to participant accounts under the Georgetown Savings Bank Employee Stock Ownership Plan (the “ESOP”) and (B) 79,645 shares of Company Stock allocated to the suspense account pursuant to the ESOP (the “Suspense Shares”).  All the issued and outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. Except as set forth in Section 3.2(a) of the Company Disclosure Schedule, no trust preferred or subordinated debt securities of the Company or any Company Subsidiary are issued or outstanding. Other than the Company Equity Awards, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company or any Company Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. Except with respect to the ESOP, the Company and its Subsidiaries are not a party to any voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Stock or other equity interests of the Company. Each grant of a Company Equity Award was duly authorized no later than the grant date of such award by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes. Each such grant was made under a Company Stock Plan and in all material respects in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws. Each grant of a Company Equity Award was properly accounted for in accordance with GAAP in the financial statements (and properly disclosed in the related notes) of the Company and disclosed in the Company Reports in accordance with the Exchange Act and all other applicable Laws. No Company Subsidiary owns any shares of Company Stock (other than shares held in managed accounts, separate accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted).

(b)          Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Neither the Company nor any Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of any Company Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any Company Subsidiary.

(c)          Section 3.2(c) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all Company Stock Options and Company RSAs outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Equity Award (assuming achievement of any applicable performance goals at the target and maximum levels, respectively), (iii) the grant date of each such Company Equity Award, (iv) the vesting schedule for each such Company Equity Award and (v) the exercise price for each such Company Stock Option.

(d)          Holders of shares of Company Stock are not entitled to appraisal rights in respect of such shares in accordance with Title 3, Subtitle 2 of the MGCL.

Section 3.3           Authority; No Violation.

(a)          The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of the Company. The Board of Directors of the Company has unanimously (i) determined that the Merger, on the terms and conditions set forth in this Agreement, is fair to and in the best interests of the Company and its stockholders and

(ii) directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for approval at a meeting of such stockholders and (iii) subject to the provisions hereof, resolved to recommend that this Agreement be approved by the Company’s stockholders at such meeting and has approved a resolution to the foregoing effect. Except for (x) the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Stock (the “Requisite Company Vote”), (y) the approval of the Bank Merger Agreement by the Board of Directors of GB and the approval of the Bank Merger Agreement by the Company as its sole stockholder and (z) approvals by the Board of Directors of the Company and its stockholders with respect to the Merger, no other corporate proceedings (including approval of stockholders) on the part of the Company or any Company Subsidiary are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)          Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company or any of its Subsidiaries of the transactions contemplated hereby, including the Bank Merger, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles or the Company Bylaws or any of the organizational or governing documents of any Company Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or, (y) except as set forth in Section 3.3(b) of the Company Disclosure Schedule, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except for such violations, conflicts, breaches or defaults under clause (y) hereof that, either individually or in the aggregate, will not have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

Section 3.4           Consents and Approvals. Except for (a) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in preliminary and definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), (b) the filing of the Certificate of Merger with the Maryland Department pursuant to the MGCL and the filing of the Bank Merger Certificates, (c) the filing of applications, filings and notices, as applicable, by Parent, Merger Sub and SFCSB, with the Federal Reserve Board, the Office of the Massachusetts Commissioner of Banks (the “Commissioner”) and the Massachusetts Board of Bank Incorporation (the “Massachusetts BBI”), in connection with the Merger, including under the BHCA and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, by Parent, Merger Sub and SFCSB, with the FDIC and the Commissioner, in connection with the Bank Merger, including under the Bank Merger Act and HOLA, and approval of such applications, filings and notices, (e) the obtaining by Parent of a letter from the Massachusetts Housing Partnership Fund (“MHPF”) to the Commissioner stating that Parent has made “satisfactory arrangements” with the MHPF, (f) obtaining by Parent from the Depositors Insurance Fund (“DIF”) a letter to the Commissioner stating that “arrangements satisfactory to the Depositors Insurance Fund” have been made in connection with the Bank Merger, (g) a notice to the New Hampshire Banking Department by SFCSB to operate a branch office in New Hampshire, (h) the filing of any required applications, filings or notices with any Governmental Entities set forth in Section 3.4 of the Company Disclosure Schedule and the receipt of the necessary approvals and consents referenced therein, no consents or approvals of or filings or registrations by the Company and GB with any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (an “SRO”) (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation by the Company and its Subsidiaries of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, the Company is not aware of any reason why such necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis and without the imposition of a Materially Burdensome Regulatory Condition. Notwithstanding anything in this Agreement to the contrary, to the extent the accuracy of the Company’s representations and warranties set forth in this Section 3.4 are based on the accuracy of information provided by Parent, the representations and warranties in this Section 3.4 shall be limited to the extent affected by any inaccuracy in such information.

Section 3.5           Reports.

(a)          The Company and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2013 with (i) any state regulatory authority, (ii) the SEC, (ii) the Federal Reserve Board, (iii) the FDIC, (iv) the Office of the Comptroller of the Currency (the “OCC”), (v) the Consumer Financial Protection Bureau (the “CFPB”), if any, (vi) any foreign regulatory authority and (vii) any SRO ((i) –(vii), collectively “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Agency with which they were filed. Except as set forth in Section 3.5 of the Company Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, (x) except for regulatory examinations in the ordinary course of business, no Regulatory Agency has initiated or, to the knowledge of the Company or any of its Subsidiaries, has pending any proceeding or investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2013, (y) there is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (z) except for regulatory examinations in the ordinary course of business, there has been no formal or informal inquiry by, or disagreement or dispute with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2013, in each case of clauses (x) through (z), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b)          An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company since January 1, 2013 pursuant to the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”) (the “Company Reports”) is publicly available. No such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) since January 1, 2013. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

Section 3.6           Financial Statements.

(a)          The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal and immaterial in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Baker Newman & Noyes has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)          Neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities (i) that are reflected or reserved against on the consolidated balance sheet of the Company included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 or its Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2016 and March 31, 2016 (including any notes thereto), (ii) incurred in the ordinary course of business consistent with past practice since June 30, 2016, and which is not material in amount, (iii) incurred in connection with this Agreement and the transactions contemplated hereby, (iv) arising under any contract or agreement set forth in Section 3.13(a) of the Company Disclosure Schedule except to the extent arising from the Company’s or its applicable Subsidiary’s breach of any such contract or agreement or (v) disclosed pursuant to clause (a) or (b) of the first paragraph of this Article III. Except as described in the Company’s reports filed by the Company with the SEC and publicly available on EDGAR prior to the date hereof, none of the Company or any of its Subsidiaries is a party to any material “off-balance sheet arrangements” as defined in Item 303(a)(4) of Regulation S-K.

(c)          The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom). The Company

(x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures, if any, were made in writing by management to the Company’s auditor and audit committee and a copy of any such disclosure has been made available to Parent. There is no reason to believe that the Company’s chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)          Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries, nor, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company.

Section 3.7           Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. (the “KBW”), neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. The Company has made available to Parent true and complete copies of all contracts, agreements and arrangements with respect to the engagement by the Company of KBW related to the Merger and the other transactions contemplated hereby.

Section 3.8           Absence of Certain Changes or Events.

(a)          Since December 31, 2015, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b)          Except as set forth in Sections 3.8, 5.1 and 5.2 of the Company Disclosure Schedule (in the case of Sections 5.1 and 5.2 of the Company Disclosure Schedule, solely to the extent the applicable action occurs following the date hereof) and in connection with matters related to this Agreement and the Company’s review of its strategic alternatives (which, for the avoidance of doubt, shall not include entering into an agreement or transaction for an Acquisition Proposal), since December 31, 2015, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

Section 3.9           Legal Proceedings.

(a)          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)          There is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

Section 3.10         Taxes and Tax Returns.

(a)          Each of the Company and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect. Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, the federal income Tax Returns of the Company and its

Subsidiaries for all years to and including 2015 have been examined by the Internal Revenue Service (the “IRS”) and are closed or are federal income Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. The Company has made available to Parent true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. There are no Liens for Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (other than a group the common parent of which was the Company) filing a joint, combined, unitary or consolidated Tax Return or (ii) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury regulations section 1.1502-6 (or any similar provision of applicable Law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury regulations section 1.6011-4(b)(1). At no time during the past five (5) years has the Company been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code.

(b)          As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)          As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

Section 3.11         Employees and Employee Benefit Plans.

(a)          Section 3.11(a) of the Company Disclosure Schedule lists all Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock or other equity or equity-based incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries and with respect to which any ongoing obligation exists or any potential liability is borne by the Company or any of its Subsidiaries.

(b)          The Company has heretofore made available to Parent true and complete copies of (i) each Company Benefit Plan, including any amendments thereto, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter, if any, relating to such Company Benefit Plan, (D) the most recently prepared actuarial report for each Company Benefit Plan (if applicable), and (E) all material correspondence to or from any Governmental Entity received in the last six (6) years with respect to such Company Benefit Plan.

(c)          Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code.

(d)          Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust, and there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(e)          None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has contributed (or had any obligation to contribute) to, in the last six (6) years, or has any obligation or potential liability with respect to, an employee benefit plan that is subject to sections 412 or 302 of the Code or Title IV of ERISA. None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has ever maintained, established, participated in or contributed to, or is or has ever been obligated to contribute to, or has ever otherwise incurred any obligation or liability

(including any contingent liability) under, any “multiemployer plan” within the meaning of Section 3(37) of ERISA (“Multiemployer Plan”). For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of section 414 of the Code.

(f)          Except as set forth in Section 3.11(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries sponsors, or has any current or projected liability for, any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by section 4980B of the Code or similar state Law.

(g)          All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(h)          There are no, and since January 1, 2013 there have not been any, pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits, investigations, audits (other than routine audits by a Governmental Entity), proceedings or arbitrations that have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim, lawsuit, investigation, audit (other than a routine audit by a Governmental Entity), proceeding or arbitration against the Company Benefit Plans, or the Company or any of its Subsidiaries with respect to any Company Benefit Plan.

(i)          Except as set forth in Section 3.11(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or increase in the amount or value of, any payment, right or other benefit to any employee, officer or director of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under section 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax). The Company has made available to Parent preliminary Section 280G calculations (the “Preliminary 280G Calculations”) which, based on the assumptions set forth therein, are true and correct as of the date hereof.

(j)          There are no and since January 1, 2013, there have not been any pending or, to the knowledge of the Company, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by or since January 1, 2013 has been a party to or bound by, any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company and its Subsidiaries.

(k)          The Company and each of its Subsidiaries are, and have been since January 1, 2013, in material compliance with all applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, works compensation, continuation coverage under group health plans, wage payment and the payment of withholding of taxes. No employee of the Company or any of its Subsidiaries is employed by the Company or any of its Subsidiaries outside of the United States.

(l)          Except as set forth in Section 3.11(l) of the Company Disclosure Schedule, here has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Subsidiaries relating to, or making a change in employee participation or coverage under, any Company Benefit Plan that would increase the expense of maintaining such plan above the level of expense incurred in respect thereof for the fiscal year ended December 31, 2015, except as required in order to comply with applicable Law.

Section 3.12         Compliance with Applicable Law.

(a)          The Company and each of its Subsidiaries hold, and have at all times since January 1, 2013, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.

(b)          The Company and each of its Subsidiaries have since January 1, 2013 (i) complied with and are not in default or violation under any applicable federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity (collectively, “Laws”), or policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Foreign Corrupt Practices Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Investment Advisers Act of 1940, any regulations promulgated by the CFPB, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, (ii) been conducting operations at all times in compliance with applicable financial recordkeeping and reporting requirements of all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where the Company and its Subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”), and (iii) established and maintained a system of internal controls designed to ensure compliance by the Company and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws, except where, in the case of clauses (i), (ii) and (iii), the failure to comply would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(c)          None of the Company, or its Subsidiaries any director, officer, employee, agent or other person, in each case acting on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar Law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(d)          Each of the Company and its Subsidiaries has complied in all material respects with, and is not in material default or violation under, 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board, the OCC and the SEC in connection therewith (collectively, the “Volcker Rule”) since April 1, 2014. Section 3.12(d) of the Company Disclosure Schedule sets forth (i) all Company Subsidiaries engaged in activities that require the use of an exemption in 12 C.F.R. §§ 44.4-44.6, 248.4-248.6, or 17 C.F.R. §§255.4-255.6, and (ii) all covered funds that the Company or any of its Subsidiaries sponsors, or in which the Company or any of its Subsidiaries holds an ownership interest (as defined in the Volcker Rule), as well as all the applicable exemptions or exclusions in 12 C.F.R. §§ 44.11-44.13, 248.11-248.13, or 17 C.F.R. § 255.11-255.13 that the Company and its Subsidiaries rely upon with respect to such covered funds.

(e)          GB is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator).

(f)           GB is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and has had a rating of “satisfactory” or better since January 1, 2013.

(g)          The Company and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the applicable governing documents and applicable Law since January 1, 2013. None of the Company, any of its Subsidiaries, or any of the respective directors, officers or employees has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account since January 1, 2013.

Section 3.13          Certain Contracts.

(a)           Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a non-compete or client, customer or employee non-solicit requirement or any other provision that restricts the conduct of any line of business by the Company or any of its Subsidiaries or upon consummation of the Merger will so restrict the ability of Surviving Corporation or any of its affiliates to engage in such activities, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) other than (A) extensions of credit, (B) other banking products offered by the Company and its Subsidiaries or (C) derivatives (in the case of each of sub-clauses (A) through (C), entered into in the ordinary course of business), that creates future aggregate payment obligations in excess of $500,000 and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less, (v) that relates to the incurrence of indebtedness by the Company or any of its Subsidiaries or the guaranty of indebtedness of third parties (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business) with a principal amount in excess of $500,000, (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries, (vii) that is material and obligates the Company or any of its Subsidiaries, or following the Closing, will obligate the Surviving Corporation or any of its affiliates, to conduct business with any third party on a preferential or exclusive basis or that contains “most favored nation” or similar covenants, (viii) other than that entered into in the ordinary course of business consistent with past practice (including acquisition or disposition of blocks or pools of loans in the ordinary course of business), that relates to the acquisition or disposition of any assets or any business for a purchase price in excess of $100,000 (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding obligations as of the date of this Agreement that are material to the Company and its Subsidiaries, taken as a whole, (ix) that limits the payment of dividends by the Company or any of its Subsidiaries, (x) that is material to the Company and its Subsidiaries, taken as a whole, or (xi) that would require any affiliate of Parent, other than the Surviving Corporation and its Subsidiaries, to purchase or acquire any goods or services. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) in existence as of the date hereof (excluding any Company Benefit Plan), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract” (provided that, for purposes of the first sentence of Section 3.13(b) and the first reference to that term in Section 5.2(e), the term “Company Contract” will include any of the above entered into after the date hereof that would have been a Company Contract if it had been in existence as of the date hereof).

(b)          In each case (i) each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Contract, (iii) to the Company’s knowledge each third-party counterparty to each Company Contract has performed all obligations required to be performed by it to date under such Company Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Contract, except where, in the case of this Section 3.13(b), the failure would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. The Company has made available to Parent prior to the date hereof true, correct and complete copies of each Company Contract in existence as of the date hereof.

Section 3.14         Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

Section 3.15          Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, were entered into in the ordinary course of business and in accordance with prudent business practices and applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or any of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

Section 3.16          Environmental Matters.

(a)           The Company and its Subsidiaries are, to their knowledge, in compliance in all material respects, and, to their knowledge, have complied since January 1, 2013, in all material respects, with all Laws, policies or guidelines of any Governmental Entity, permits, authorizations and requirements of any Governmental Entity relating to: (i) the environment, health and safety as it relates to hazardous substance exposure, or natural resource damages, (ii) the handling, storage, labeling, notification, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of the Company any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action, private environmental investigation or remediation activity or governmental investigation that would impose any liability or obligation on the Company or any of its Subsidiaries. There are no liabilities of or relating to the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law and there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such liability.

(b)          The Company and its Subsidiaries have provided or otherwise made available to Parent and listed in Section 3.16(b) of the Company Disclosure Schedules (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Company and its Subsidiaries or any currently or formerly owned, operated or leased real property which are in the possession or control of the Company or its Subsidiaries related to compliance with Environmental Laws and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes); provided, however, that any such documents pertaining to loans of the Company or its Subsidiaries are not listed in Section 3.16(b) of the Company Disclosure Schedules and have not been made available but have been available for inspection at the offices of the Company.

Section 3.17          ESOP.

(a)           The ESOP was validly authorized and established in accordance with applicable laws. The trust under the ESOP (the “Trust”) is a trust established in accordance with Section 501(a) of the Code and is administered and interpreted in accordance with the laws of the Commonwealth of Massachusetts. The trustee of the Trust (the “Trustee”) has the requisite power and authority to carry out its duties under the Trust and the transactions contemplated by this Agreement.

(b)          The ESOP has received a determination from the Internal Revenue Service that the ESOP meets the applicable qualification requirements of Section 401(a) of the Code and, to the knowledge of the Company, since the date of such determination (i) such qualified status has not been revoked and (ii) nothing has occurred that would reasonably be expected to cause revocation of such qualified status. The shares of Common Stock held by the Trust constitute “employer securities” as defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 407(d)(5) of ERISA.

(c)           Other than the outstanding indebtedness (as of the Closing Date) owed to the Company by the ESOP pursuant to the Term Loan Agreement, dated as of July 11, 2012, by and between Company and the Trustee (the “ESOP Loan”) and outstanding invoices from service providers, there is no existing indebtedness of the ESOP.

(d)          The Company has provided or made available any documents that provide for indemnification of the fiduciaries of the Trust or the ESOP or such fiduciaries’ financial advisors in connection with any prior transactions involving the Trust or the ESOP within the preceding six (6) years or the transactions contemplated by this Agreement.

Section 3.18          Investment Securities and Commodities.

(a)           Each of the Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the financial statements included in the Company Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(b)          The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, the Company has made available to Parent the material terms of such policies, practices and procedures.

Section 3.19          Real Property. The Company or a Company Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since such date in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company Reports or acquired after the date thereof (except for leases that have expired by their terms since such date) (collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Company Real Property. The properties and assets of the Company and its Subsidiaries are in good condition and are sufficient for the continued conduct of the business of the Company and its Subsidiaries after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets that are necessary to conduct the business of the Company and its Subsidiaries as currently conducted.

Section 3.20          Intellectual Property. Except as set forth in Section 3.20 of the Company Disclosure Schedule, the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for, or used in, the conduct of its business as currently conducted. (a)(i) The use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate (and has not infringed, misappropriated or otherwise violated) the rights of any person and is (and has been) in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted to the Company that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of the Company, infringing on or otherwise violating, any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or its Subsidiaries and (c) neither the Company nor any Company Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by the Company or any Company Subsidiary, and the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how, including inventions, processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; copyrights registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

Section 3.21          Related Party Transactions. Except as set forth in Section 3.21 of the Company Disclosure Schedule, there are no transactions (or series of related transactions), agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) or beneficially owned 5% or more of the outstanding Company Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company), on the other hand, except those of a type available to employees of the Company or its Subsidiaries generally (each such agreement, arrangement or understanding, a “Related Party Contract”).

Section 3.22           State Takeover Laws. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any takeover Laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law (any such Laws, “Takeover Statutes”).

Section 3.23           Opinion. Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of KBW to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration to be received by the holders of Company Stock in the Merger pursuant to this Agreement was fair, from a financial point of view, to the holders of Company Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.24          Company Information. The Proxy Statement will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time of the mailing of the Proxy Statement to the stockholders of the Company, at the time of the Company Meeting, and at the time of any amendments thereof or supplements thereto, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by the Company with respect to information supplied by Parent or any affiliate or representative of Parent specifically for use or incorporation by reference in the Proxy Statement. None of the information supplied or to be supplied by the Company or its representatives specifically for inclusion or incorporation by reference in any other document to be filed with any other Regulatory Agency in connection with the transactions contemplated hereby will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.25          Loan Portfolio.

(a)           As of the date hereof, except as set forth in Section 3.25(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including (A) leases, credit enhancements, commitments, guarantees and interest-bearing assets and (B) any participation in any of the foregoing) (collectively, “Loans”) in which the Company or any Subsidiary of the Company is a creditor which, as of June 30, 2016, had an outstanding balance of $100,000 or more and under the terms of which the obligor was, as of June 30, 2016, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loan to any director, executive officer or 5% or greater stockholder of the Company or any of its Subsidiaries or any such person’s immediate family members or affiliates, except as set forth on Section 3.25(a) of the Company Disclosure Schedule. Set forth in Section 3.25(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries (I) that, as of June 30, 2016, were (x) on non-accrual status or (y) classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount, principal write-off amount and net principal of each such Loan and the identity of the borrower thereunder, other than Loans with a principal amount of $100,000 or less individually or (II) with respect to which, since January 1, 2015, the interest rate has been reduced and/or the maturity date has been extended subsequent to the agreement under which such Loan or Loan participation was originally created due to concerns regarding the borrower’s ability to pay in accordance with the initial terms, excluding, in the case of this clause (II), (x) those loans the Company classifies as government insured pool buyout loans or residential mortgage loans and (y) Loans with a principal amount of $100,000 or less individually, and (B) each asset of the Company or any of its Subsidiaries that, as of June 30, 2016, is classified by the Company as “Other Real Estate Owned” and the book value thereof, other than such assets with a book value of $100,000 or less individually.

(b)          Each Loan of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are, in all material respects, true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as a secured Loan, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)           Each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable Laws.

(d)          Except as set forth in Section 3.25(d)(i) of the Company Disclosure Schedule, none of the agreements pursuant to which the Company or any of its Subsidiaries has sold a material amount of Loans, pools of Loans, participations in Loans or mortgage servicing rights contains any obligation to repurchase or take back any such Loans or interests therein or rights (collectively, “Loan Interests”) that is not in all material respects consistent with industry standards (or would be triggered solely by a failure to pay) and, to the knowledge of the Company, other than in the ordinary course of business, there are no claims for any such repurchase or put back. Section 3.25(d)(ii) of the Company Disclosure Schedule sets forth summary information that is accurate and complete in all material respects regarding the Company’s and its Subsidiaries’ history with respect to such repurchases and put backs of Loan Interests and claims with respect thereto for each of the years ended December 31, 2013, December 31, 2014 and December 31, 2015, and the quarters ended June 30, 2016 and March 31, 2016.

(e)           Except as set forth in Section 3.25(e) of the Company Disclosure Schedule, there are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f)           Except as set forth in Section 3.25(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is (i) now nor has it ever been since January 1, 2013, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans, or (ii) aware of any claim, proceeding or investigation with respect thereto by any person.

Section 3.26          Insurance. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for (a) policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries and (b) bank owned life insurance that provides benefits to the beneficiaries of certain officers of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

Section 3.27          Information Security. To the knowledge of the Company, since January 1, 2013, no third party has gained unauthorized access to any information technology networks used in the operation of the business of the Company and its Subsidiaries.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to have a Material Adverse Effect on Parent, and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (i) any other section of Article IV specifically referenced or cross-referenced therein and (ii) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) to a reader unfamiliar with the Company’s business from reading only the disclosure that such disclosure applies to such other sections, Parent hereby represents and warrants to the Company as follows:

Section 4.1            Corporate Organization.

(a)           Parent is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Parent is duly registered as a bank holding company under the BHCA and the regulations of the FRB thereunder. Parent is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Each of Parent and Merger Sub has the company or corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis. True and complete copies of the articles of organization of Parent (“Parent Certificate”), bylaws of Parent (“Parent Bylaws”), Merger Sub Articles and Merger Sub Bylaws, each as in effect as of the date of this Agreement, have previously been made available by Parent to the Company and none of Parent or Merger Sub is in violation of its organizational or governing documents, except for any such violation that would not, either individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis.

(b)          SFCSB is duly organized and validly existing under the laws of the Commonwealth of Massachusetts, is duly qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would, either individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis, and has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

(c)           Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of Merger Sub and SFCSB.

Section 4.2            Authority; No Violation.

(a)           Each of Parent and Merger Sub has full company or corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved and authorized by the Board of Trustees of Parent and Board of Directors of Merger Sub and no other company or corporate proceedings (including approval of corporators or stockholders) on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, except the approval of the Bank Merger Agreement by the Board of Directors of SFCSB and approval and adoption of the Bank Merger Agreement by Parent as sole stockholder of SFCSB. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b)          The execution and delivery of this Agreement by Parent and Merger Sub, and the consummation by Parent, Merger Sub and SFCSB of the transactions contemplated hereby, including the Bank Merger, and compliance by Parent, Merger Sub and SFCSB with any of the terms or provisions hereof, will not (i) violate any provision of the Parent Certificate, the Parent Bylaws, Merger Sub Articles, Merger Sub Bylaws, the articles of organization of SFCSB or the bylaws of SFCSB, or (ii) assuming that the consents and approvals referred to in Section 4.3 are duly obtained, (A) violate any Law applicable to Parent, Merger Sub or any of their Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub or any of their Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Merger Sub or any of their Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis.

Section 4.3           Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, by Parent, Merger Sub and SFCSB, with the Federal Reserve Board, the Commissioner and the Massachusetts BBI, in connection with the Merger, including under the BHCA and approval of such applications, filings and notices, (b) the filing of applications, filings and notices, as applicable, by Parent, Merger Sub and SFCSB, with the FDIC and the Commissioner, in connection with the Bank Merger, including under the Bank Merger Act and HOLA, and approval of such applications, filings and notices, (c) the obtaining by Parent of a letter from the MHPF to the Commissioner stating that Parent has made “satisfactory arrangements” with the MHPF, (d) obtaining by Parent from the DIF a letter to the Commissioner stating that “arrangements satisfactory to the Depositors Insurance Fund” have been made in connection with the Bank Merger, (e) a notice to the New Hampshire Banking Department by SFCSB to operate a branch office in New Hampshire, (f) the filing of the Certificate of Merger with the Maryland Department pursuant to the MGCL, and the filing of the Bank Merger Certificates, and (g)  the filing of any required applications, filings or notices with any Governmental Entities set forth in Section 4.3 of the Parent Disclosure Schedule and the receipt of the necessary approvals and consents referenced therein, no consents or approvals of or filings or registrations with any Governmental Entity are necessary by Parent, Merger Sub and SFCSB in connection with (i) the execution and delivery by Parent and Merger Sub of this Agreement or (ii) the consummation by Parent, Merger Sub and SFCSB of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Parent has no reason to believe that the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis and without the imposition of a Materially Burdensome Regulatory Condition. Notwithstanding anything in this Agreement to the contrary, to the extent the accuracy of Parent’s representations and warranties set forth in this Section 4.3 are based on the accuracy of information provided by the Company, the representations and warranties in this Section 4.3 shall be limited to the extent affected by any inaccuracy in such information.

Section 4.4           Financial Statements. Parent has previously made available to the Company copies of the consolidated balance sheets of Parent as of December 31 for the fiscal years 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal years 2015 and 2014. Such financial statements (including the related notes, where applicable) (a) fairly present in all material respects the results of the consolidated operations and consolidated financial position of Parent for the fiscal periods or as of the dates therein set forth and (b) have been prepared in accordance with GAAP consistently applied during the periods involved. The financial statements are based on the books and records of Parent, and fairly present in all material respects the financial condition of Parent as of the respective dates they were prepared and the results of the operations of Parent for the periods indicated.

Section 4.5            Legal Proceedings.

(a)           Except as would not, either individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis, none of Parent nor any of their Subsidiaries is a party to any, and there are no pending or, to Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)          There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or any of their assets (or that, upon consummation of the Merger, would apply to Parent or any of the affiliates) that would, either individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis.

Section 4.6            Compliance with Applicable Law.

(a)           Parent and their Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable Law or policy and/or guideline of any Governmental Entity relating to Parent or its Subsidiaries, except where neither such failure to comply with nor such default or violation under any applicable Law or policy and/or guideline of any Governmental Entity relating to Parent or any of their Subsidiaries would, either individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis. As of the date hereof, SFCSB has a Community Reinvestment Act rating of “satisfactory” or better.

(b)           Parent and SFCSB are each “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator), and each will be “well-capitalized” upon the consummation of the transactions contemplated by this Agreement.

Section 4.7            Parent Information. None of the information supplied or to be supplied by Parent, Merger Sub or their respective representatives in writing for inclusion or incorporation by reference in the Proxy Statement will at the time of the mailing of the Proxy Statement to the stockholders of the Company, at the time of the Company Meeting, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that no representation is made by Parent or Merger Sub with respect to information supplied by the Company or any affiliate or representative of the Company specifically for use or incorporation by reference therein.

Section 4.8           Availability of Funds. As of the Closing Date, Parent shall have or have immediately available to it sufficient funds (which funds, as well as the obligations of Parent and Merger Sub hereunder, shall not be subject to any financing condition or contingencies) to consummate the Merger and the other transactions contemplated hereby and required for the satisfaction of all obligations of Parent and Merger Sub under this Agreement, including the payment of the aggregate Merger Consideration and the aggregate consideration in respect of the Company Equity Awards under Section 1.7.

Section 4.9            Ownership and Operations of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, 100 shares of which are validly issued and outstanding. All the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business other than (a) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement or (b) in relation to this Agreement, the Merger and the other transactions contemplated hereby and the financing of such transactions.

Section 4.10         Ownership of Shares. None of Parent or any of its Subsidiaries owns as General Account Shares any Company Stock, beneficially, of record or otherwise, as of the date hereof or at any from the date hereof to the time that is immediately prior to the Effective Time.

Section 4.11         No Interested Stockholder. Prior to the Board of Directors of the Company approving this Agreement, the Merger and the other transactions contemplated hereby for purposes of the applicable provisions of the MGCL, none of Parent or Merger Sub, alone or together with any other person, was at any time, or became, an “interested stockholder” thereunder, except as would not be material for purposes hereof.

Section 4.12          Absence of Certain Changes or Events. Since December 31, 2015, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent or SFCSB.

Article V
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1           Conduct of Business of the Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or expressly permitted by this Agreement (including as expressly set forth in Section 5.1 or 5.2 of the Company Disclosure Schedule), required by applicable Law or as consented to in writing by Parent, (a) the Company shall, and shall cause its Subsidiaries to, (i) conduct its business (A) in the ordinary course of business in all material respects and (B) in compliance in all material respects with applicable Laws and (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) each of the Company and Parent shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be expected to adversely and materially affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

Section 5.2           Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.1 and 5.2 of the Company Disclosure Schedule, as expressly contemplated or expressly permitted by this Agreement or as required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:

(a)          other than in the ordinary course of business consistent with past practice, incur any liability or indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly owned Subsidiaries to the Company or any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)          (i)          adjust, split, combine or reclassify any capital stock;

(ii)         make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends by the Company in the ordinary course of business (including being declared and paid consistent with past practice from a timing perspective) at a rate not in excess of $0.05 per share of Company Stock,

(B) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, or (C) the acceptance of shares of Company Stock as payment for the exercise price of Company Stock Options or for withholding Taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards, in each case, in accordance with past practice and the terms of the applicable award agreements);

(iii)        grant any Company Equity Awards or any other stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv)        issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of Company Stock Options or the settlement of Company Equity Awards in accordance with their terms;

(c)          sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice, or pursuant to contracts or agreements in force at the date of this Agreement;

(d)          except for transactions in the ordinary course of business consistent with past practice, acquire any assets or make any investment either by purchase of stock or securities, contributions to capital, property transfers, purchases of loan pools, purchases of participation interests in loans or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary of the Company;

(e)          (i) terminate, amend or waive any provision of any Company Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or any lease or contract, other than (A) any normal renewal of a contract or a lease that after the renewal (I) has aggregate future payment obligations of $25,000 or less, (II) has a term of 18 months or less, and (III) does not have a termination fee in excess of the value of such contract or lease; and (B) any amendment(s) of a contract or a lease (I) that individually or in the aggregate result in an increase in aggregate future payment obligations of no more than the lesser of 10% of the value of such contract or lease as of the date of this Agreement and $50,000, in each case, for all amendments of such contract or lease since the date of this Agreement and (II) that does not extend the term of such contract or lease (provided, in the case of clauses (A) and (B), that no such contract or lease shall be both renewed and amended), in each case with respect to clauses (A) and (B), without material adverse changes of terms with respect to the Company or, following the closing, to the Surviving Corporation or any of its affiliates, or (ii) enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(f)           terminate, amend or waive any provision of any Related Party Contract or enter into any agreement, arrangement or understanding that would constitute a Related Party Contract;

(g)          except as required under applicable Law or the terms of any Company Benefit Plan, (i) enter into, adopt, terminate or amend any Company Benefit Plan, other than amendments in the ordinary course of business consistent with past practice that do not increase the cost to the Company of maintaining such Company Benefit Plan, (ii) increase the compensation or benefits payable to any current or former employee, officer or director, except as set forth in Section 5.2(g) of the Company Disclosure Schedule, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for the payment of bonuses and incentive compensation in the ordinary course of business pursuant to the plans and programs listed in Section 5.2(g) of the Company Disclosure Schedule as in effect as of the date hereof (the “Bonus Plans”) for completed periods; provided that the Company shall consult with Parent prior to payment of bonuses under such Bonus Plan, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement, or (vi) terminate the employment of any Key Employee, other than for cause, or hire any employee at or above the level of Vice President;

(h)          amend the Company Articles or Company Bylaws or comparable governing documents of its Subsidiaries;

(i)            merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(j)            restructure or change its investment securities or derivatives portfolio or change the interest rate exposure of either such portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(k)          take any action that is intended or reasonably expected to result in any of the conditions to the Merger set forth in Section 7.1 or 7.2 not being satisfied in a timely manner;

(l)            implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(m)          (i) enter into any new line of business, (ii) change in any material respect any of its lending, investment, underwriting, risk, asset liability management or other banking or operating, securitization or servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable Law or policies imposed by any Governmental Entity, or (iii) make any unsecured loans or extensions of credit that are in excess of $5,000 in a single transaction or $50,000 in the aggregate, except pursuant to existing commitments as of the date hereof;

(n)          make any material changes in any of its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its hedging practices and policies, in each case except as may be required by applicable Laws or guidelines or policies imposed by any Governmental Entity;

(o)          make, or commit to make, any capital expenditures in excess of $10,000 individually or $50,000 in the aggregate;

(p)          other than in the ordinary course of business, make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes that results in an assessment or restriction on the business of the Company or any of its Subsidiaries, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(q)          make an application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities; or

(r)           agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

Section 5.3           Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Parent Disclosure Schedule, as expressly contemplated or expressly permitted by this Agreement or as required by applicable Law, Parent shall not, and shall not permit any of its Subsidiaries (to the extent applicable below) to, without the prior written consent of Company (such consent not to be unreasonably withheld):

(a)           take any action that is intended or reasonably expected to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.3 not being satisfied in a timely manner; or

(b)          agree to take, make any commitment to take, or adopt any resolutions of its Board of Trustees or similar governing body in support of, any of the actions prohibited by this Section 5.3.

Section 5.4           Representatives. Each of the Company and Parent agrees to make one or more of its authorized representatives (in the case of the Company, each, a “Company Representative” and in the case of Parent, each, a “Parent Representative”) reasonably available to consider requests from the other party for consents under Section 5.2 and/or Section 5.3, as applicable, and to use commercially reasonable efforts to cause a Company Representative or Parent Representative, as applicable, to respond to such requests promptly (in any event within five (5) business days of such requests). Each request by the Company under Section 5.2 shall be made to the Parent Representatives and shall specifically state that it is a request for consent under Section 5.2 of this Agreement. Each request by Parent under Section 5.3 shall be made to the Company Representatives and shall specifically state that it is a request for consent under Section 5.3 of this Agreement. The initial Company Representatives shall be Robert Balletto and Joseph Kennedy or any of their designees, and the initial Parent Representatives shall be Bruce Potter and Kenneth Klipper or any of their designees.

Article VI
ADDITIONAL AGREEMENTS

Section 6.1            Regulatory Matters.

(a)          The Company shall promptly prepare and file with the SEC, no later than forty-five (45) days after the date of this Agreement, the Proxy Statement, and Parent shall cooperate with the Company in connection with the preparation of the Proxy Statement. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing and shall thereafter as promptly as practicable (but in any event no later than ten (10) business days thereafter) mail or deliver the Proxy Statement to its stockholders. The Company shall as promptly as reasonably practicable notify Parent of the receipt of any oral or written comments from the staff of the SEC relating to the Proxy Statement. The Company shall cooperate with Parent and provide Parent with the opportunity to review and comment on (i) the draft of the Proxy Statement (including each amendment or supplement thereto) and (ii) all written responses to requests for additional information by and replies to written comments of the staff of the SEC, prior to the filing of the Proxy Statement with or sending such to the SEC, and the Company will (A) consider Parent’s comments in good faith, (B) not make any statement therein regarding Parent or any of its affiliates without Parent’s consent (not to be unreasonably withheld), except as may be required by applicable Law and (C) provide to Parent copies of all such filings made and correspondence with the SEC or its staff with respect thereto. If at any time prior to the Effective Time, any information should be discovered by any party hereto which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and disseminated by the Company to its stockholders.

(b)          The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) days after the date of this Agreement, Parent and the Company shall, and shall cause their respective Subsidiaries to, prepare and file any applications, notices and filings required to be filed with any regulatory agency in order to obtain the Requisite Regulatory Approvals; provided, that, notwithstanding that GB is required to execute an application under the Bank Merger Act, Parent shall, and shall cause its Subsidiaries to, prepare such application and be responsible for the approval process relating thereto. In connection with the foregoing, any filing party shall request confidential treatment for any information another party shall request be kept confidential, to the extent permitted by applicable Law, and shall use reasonable best efforts to cause such request to be granted. Subject to Section 6.1(c), Parent and the Company shall use, and shall cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other parties apprised promptly of the status of filings and applications, including communications with Governmental Entities, and all other matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other parties in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement.

(c)           In furtherance and not in limitation of the foregoing, Parent and the Company shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing; provided that Parent shall not have any obligation to litigate or participate in the litigation of any action, suit or proceeding, whether judicial or administrative, in order to oppose or defend any action, suit or proceeding by the Federal Reserve Board, the OCC, the FDIC, the Commissioner or the SEC. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Parent or permit the Company to take any action, or commit to take any action, or agree to any condition or restriction that would (i) reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole after giving effect to the transactions contemplated hereby (but measured on a scale relative to the Company and its Subsidiaries, taken as a whole as of the date hereof), (ii) cause Parent to lose, suffer any material diminution in or have otherwise materially and adversely modified or impaired any of its legislative or regulatory rights, statuses or privileges or have an adverse effect on the regulatory exemptions available to Parent due to any of the foregoing or (iii) cause Parent or any of its Subsidiaries (other than SFCSB, GB and their respective Subsidiaries) to either (A) divest, restrict or be subject to any limit on any lawful business or activity (other than, in the case of this clause (iii), either (I) the closure of offices, or similar requirements, resulting from competition issues or (II) regulatory conditions that would be de minimis) or (B) be subject to any prior notice or approval rights with respect to the ability to engage in any lawful business or activity (each of clauses (i), (ii), and (iii), a “Materially Burdensome Regulatory Condition”).

(d)          Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)           To the extent permitted by applicable Law, Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity pertaining to the Merger whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. As used in this Agreement, “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders or approvals from the FDIC, OCC, the Federal Reserve Board, the Commissioner, the Massachusetts BBI, MHPF, DIF and the New Hampshire Banking Department.

Section 6.2           Access to Information.

(a)          Upon reasonable notice and subject to applicable Laws, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees,

accountants, counsel, advisors and other representatives of Parent, for the purposes of verifying the representations and warranties of the Company, preparing for the Merger and the other matters contemplated by this Agreement, or otherwise relating to the transactions contemplated herein, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems and records, and the Company shall cooperate with Parent in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by the Company or any of its Subsidiaries during such period pursuant to the requirements of federal securities Laws or federal or state banking Laws (other than reports or documents that the Company is not permitted to disclose under applicable Law), and (ii) all other information concerning the Company’s and its Subsidiaries’ business, properties and personnel as Parent may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement, or be related to discussions by the Board of Directors or any of its committees relating to this Agreement or the transactions contemplated by this Agreement. The Company will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)          Parent and the Company shall hold all information furnished by or on behalf of the Company or any of the Company’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the non-disclosure agreement dated as of June 29, 2016 between Parent and the Company (the “Non-Disclosure Agreement”), and Parent shall hold all such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement as if it were a party thereto.

(c)           No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein.

(d)           Nothing contained in this Agreement shall give either the Company or Parent, directly or indirectly, the right to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.3            Stockholders’ Approval.

(a)          The Company shall call, give notice of, convene and hold a meeting of its stockholders (the “Company Meeting”) as soon as reasonably practicable after the Proxy Statement is cleared by the SEC for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of stockholders to approve a merger agreement. The Board of Directors of the Company shall use its reasonable best efforts to obtain from the stockholders of the Company the Requisite Company Vote, including by communicating to its stockholders its recommendation (and including such recommendation in the Proxy Statement) that they approve this Agreement and the transactions contemplated hereby (the “Company Recommendation”). The Company may engage a proxy solicitor reasonably acceptable to Parent to assist in the solicitation of proxies from stockholders relating to the Requisite Company Vote. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of the Company, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement, then in submitting this Agreement to the stockholders of the Company, the Board of Directors of the Company may submit this Agreement to the stockholders of the Company without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of the Company may communicate the basis for its lack of a recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by Law; provided, that the Board of Directors of the Company may not take any actions under this sentence unless (i)(A) the Company has received an Acquisition Proposal that did not result from a breach of Section 6.9 (and such proposal is not withdrawn) and the Board of Directors of the Company determines in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that such Acquisition Proposal constitutes a Superior Proposal (as defined below) or (B) an Intervening Event shall have occurred and the Board of Directors of the Company determines in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that continuing to recommend this Agreement would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company gives Parent at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including (A) in the case of an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal and any amendment or modification thereof or (B) in the case of an Intervening Event, the nature of the Intervening Event in reasonable detail) and (iii) at the end of such notice period, the Board of Directors of the Company takes into account any amendment or modification to this Agreement proposed by Parent (which shall be negotiated in good faith by the Company) and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless be inconsistent with its fiduciary duties under applicable Law to continue to recommend this Agreement, as modified or amended. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(a) and will require a new notice period as referred to in this Section 6.3(a). The Company shall adjourn or postpone the Company Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote. For the avoidance of doubt, but subject to the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, the Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of the Company at the Company Meeting for the purpose of voting on the approval of this Agreement and the other matters contemplated hereby as provided for in this Agreement and nothing herein shall be deemed to relieve the Company of such obligation. Except as set forth in this Section 6.3(a), the Board of Directors of the Company shall not (I) withdraw, change, qualify or modify or publicly and affirmatively propose to withdraw, change, qualify or modify the Company Recommendation, (II) fail to recommend against acceptance of any tender offer or exchange offer for Company Stock within ten (10) business days after the commencement of such offer or (III) approve, resolve, adopt or recommend, or propose publicly to approve, resolve, adopt or recommend, any Acquisition Proposal (any action described in clauses (I) through (III) being referred to as a “Change in Company Recommendation”).

(b)          For purposes of this Agreement, an “Intervening Event” means any event, change, effect, development or occurrence occurring or arising after the date of this Agreement that (i) was not known, or reasonably foreseeable, to the Board of Directors of the Company as of or prior to the date of this Agreement and did not result from a breach of this Agreement by the Company and (ii) does not relate to or involve an Acquisition Proposal.

Section 6.4            Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, Parent and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

Section 6.5            Employee Benefit Plans.

(a)           Parent and SFCSB shall honor the contractual terms of all plans or agreements listed on Section 3.11(a) of the Company Disclosure Schedule, including any employment, consulting, change in control, termination and severance agreements and deferred compensation or supplemental retirement plans, if any.

(b)          Effective immediately prior to the Effective Time and contingent upon the consummation of the Merger, (i) the Company and GB shall each terminate their respective employment agreements with Robert E. Balletto and Joseph W. Kennedy, and (ii) GB shall terminate the change in control agreements with Frederick H. Weismann, Pamela H. Kentley, Sharon E. Plante, and James T. Allen, in each case in exchange for a payment, with respect to Messrs. Balletto and Kennedy, calculated and paid in the manner set forth in Section 6.5(b)(i) of the Company Disclosure Schedule, and with respect to Frederick H. Weismann, Pamela H. Kentley, Sharon E. Plante, and James T. Allen, calculated in the manner set forth in Section 3(a) of each executive’s change in control agreement. In exchange for such payment, each of Messrs. Balletto and Kennedy and Frederick H. Weismann, Pamela H. Kentley, Sharon E. Plante, and James T. Allen shall enter into a release of claims against the Company and GB, effective immediately prior to the Effective Time, containing the material terms set forth in Section 6.5(b)(ii) of the Company Disclosure Schedule (“General Release”). Contemporaneously with the execution of this Agreement, Parent shall enter into employment agreements with each of Messrs. Balletto and Kennedy that shall be effective as of the Effective Time, which executed agreements are set forth in Section 6.5(b) of the Parent Disclosure Schedule.

(c)           Parent shall offer or cause to be offered to each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (collectively, the “Continuing Employees”) with employee benefits (other than equity-based compensation) comparable to those provided to similarly-situated employees of Parent and its Subsidiaries. Nothing set forth in this Section 6.5(c) shall create a contract of employment with or for the benefit of any employee, or change such employee’s status as an employee at-will.

(d)          In the event of termination of any Company Benefit Plan which is a health plan or consolidation of any such plan with any New Plan that is also a health plan, Parent, or its applicable Subsidiary, shall make available to Continuing Employees and their eligible dependents health coverage on the same basis as it provides such coverage to similarly situated employees of Parent and its Subsidiaries. Unless a Continuing Employee affirmatively terminates coverage under a Company Benefit Plan which is a health plan prior to the time that such Continuing Employee becomes eligible to participate in a New Plan which is a comparable health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any such Company Benefit Plan prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to employees of the Company and SFCSB. With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall: (i) waive all pre-existing conditions, exclusions, evidence of insurability (other than with respect to life insurance), and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the most closely analogous Company Benefit Plan or to the extent prohibited under the applicable New Plan; (ii) assume all obligations to provide continued health coverage in accordance with Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA to the qualified beneficiaries of Continuing Employees; and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the most closely analogous Company Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of benefit accrual under any defined benefit pension or the employer premium subsidy under any retiree medical plan, or (C) to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

(e)          Any employee of the Company or any Subsidiary who is not a party to an employment, change in control, termination or severance agreement and who is not eligible for and entitled to severance under any other severance plan or program maintained by the Company or any Subsidiary of the Company, who is not offered employment with Parent or one of its Subsidiaries or whose employment is terminated by the Company or one of its Subsidiaries (other than for cause) within one year of the Effective Date; shall receive a cash payment equal to two (2) weeks of such employee’s current base salary (or average hourly wage over a two (2) week period) for each year of service with the Company or its Subsidiary, with a minimum of four (4) weeks base pay and a maximum of twenty-six (26) weeks base pay payable to each such employee.

(f)           Parent and the Company shall each, and shall cause each of their respective affiliates to, comply with all Laws regarding the maintenance, use, sharing and processing of Employee Personal Data, including (i) compliance with any applicable legal requirements to provide notice to, or obtain consent from, the employee for processing of the data and (ii) taking any other steps necessary to ensure compliance with applicable data protection Laws. “Employee Personal Data”” means any information relating to the employees of the Company or any of its Subsidiaries that (A) is obtained by Parent or its affiliates from the Company or any of its Subsidiaries or Representatives or (B) is created by Parent or its affiliates based on such information.

(g)          Unless otherwise requested by Parent, not later than thirty (30) days prior to the Closing Date, the Company shall take all actions, including through resolutions of the Company’s Board of Directors (or a duly constituted and authorized committee thereof or other appropriate governing body) that may be necessary or appropriate to cause the SBERA 401(k) Plan as Adopted by Georgetown Savings Bank (the “Company 401(k) Plan”), to terminate, in accordance with all applicable Laws, effective on the business day immediately preceding the Closing Date, with such termination being contingent on the Closing. Such resolutions shall be subject to Parent’s reasonable prior review and approval. Unless Parent makes the request set forth in this Section, Parent shall or shall cause SFCSB to take such action, if any, required to ensure that Continuing Employees who have satisfied the eligibility requirements of Parent’s or SFCSB’s 401(k) plan as of the Effective Time (after giving credit for service with Company and GB, as required by Section 6.5(d) hereof) shall be eligible to enter such Parent or SFCSB 401(k) plan as of the Effective Time. If Parent or SFCSB terminate or freeze the Company 401(k) Plan following the Effective Time, Parent or SFCSB shall ensure that Continuing Employees who have satisfied the eligibility requirements as of the date of such termination or freeze (after giving credit for service with Company and GB, as required by Section 6.5(d) hereof) shall be eligible to enter such Parent or SFCSB 401(k) plan as of the effective date of such termination or freeze.

(h)          Not later than thirty (30) days prior to the Closing Date, SFCSB and GB shall take all actions, including through resolutions of the SFCSB Board of Directors (or a duly constituted and authorized committee thereof or other appropriate governing body) and the GB Board of Directors (or a duly constituted and authorized committee thereof or other appropriate governing body), respectively, that may be necessary or appropriate to cause the Supplemental Retirement Plan for Senior Executives, as adopted by Georgetown Savings Bank effective June 30, 2008 (the “SERP”), to terminate, in accordance with all applicable Laws, effective immediately upon the Closing, with such termination being contingent on the Closing. Any resolutions of the GB Board of Directors (or a duly constituted and authorized committee thereof or other appropriate governing body) pursuant to this provision shall be subject to Parent’s reasonable prior review and approval. Subject to each participant executing a General Release, amounts owed to participants under the SERP shall be paid as set forth in Section 6.5(h) of the Company Disclosure Schedule.

(i)          If requested by Parent not later than thirty (30) days prior to the Closing Date, the Company shall take all actions, including through resolutions of the Company’s Board of Directors (or a duly constituted and authorized committee thereof or other appropriate governing body) that may be necessary or appropriate to cause each Company Benefit Plan requested by Parent, to terminate, in accordance with all applicable Laws, effective on the business day immediately preceding the Closing Date, with such termination being contingent on the Closing. Such resolutions shall be subject to Parent’s reasonable prior review and approval.

(j)          Prior to making any written broad-based communications to the employees of the Company of its Subsidiaries with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement (excluding any communications relating to ordinary course employment, compensation or benefits matters unrelated thereto), the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider Parent’s comments in good faith.

(k)          Parent shall establish a retention bonus pool of up to $300,000 to induce retention of Key Employees of the Company and GB after the Effective Time. Allocation of the retention bonuses shall be jointly determined by the Chief Executive Officers of SFCSB and GB. Neither party shall communicate the amounts considered for individual bonuses with the affected employees until such amounts are finally determined.

(l)          Nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Parent, the Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Parent or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.11. Except for the provisions of Section 6.6 below, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever (including the creation of any third-party beneficiary rights) under or by reason of this Agreement.

Section 6.6           Indemnification; Directors’ and Officers’ Insurance.

(a)          For a period of six (6) years after the Effective Time, the Parent shall indemnify and hold harmless, to the fullest extent permitted by applicable Law, each present and former director or officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; and the Parent shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent permitted by applicable Law; provided, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. Parent and the Parent shall reasonably cooperate with the Company Indemnified Party, and the Company Indemnified Party shall reasonably cooperate with Parent and the Parent, in the defense of any such claim, action, suit, proceeding or investigation.

(b)          The Company shall use its reasonable best efforts to obtain at or prior to the Effective Time a three (3)-year “tail” policy under the Company’s existing directors and officers insurance policy providing coverage equivalent to the current policies of directors’ and officers’ liability insurance maintained by the Company as of the date hereof if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the an amount in excess of 175% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”). If the Company purchases such a “tail policy,” Parent shall maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder. If Company is unable to obtain such policy, for a period of three (3) years after the Effective Time, the Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that the Parent may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the approval of this Agreement and the transactions contemplated by this Agreement); provided, that the Parent shall not be obligated to expend, on an annual basis, the Premium Cap, and if such premiums for such insurance would at any time exceed the Premium Cap, then the Parent shall cause to be maintained policies of insurance which, in the Parent’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.

(c)          Any Company Indemnified Party wishing to claim indemnification under this Section 6.6, upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify the Parent; provided, that failure to so notify will not affect the obligations of the Parent under this Section 6.6 unless and to the extent that the Parent is actually and materially prejudiced as a consequence.

(d)          The obligations of the Parent and the Company under this Section 6.6 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.6 without the prior written consent of the affected Company Indemnified Party or affected person.

(e)          The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Parent or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or liabilities to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 6.6 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, the Parent will cause proper provision to be made so that the successors and assigns of the Parent will expressly assume the obligations set forth in this Section 6.6.

Section 6.7           Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement to vest the Surviving Corporation or its assignee with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by Parent.

Section 6.8           Advice of Changes. Parent, on the one hand, and the Company, on the other hand (in such capacity, the “Notifying Party”), shall promptly advise the other party of any change or event (a) that has had or is reasonably likely to have a Material Adverse Effect on the Notifying Party or (b) which the Notifying Party believes would or would be reasonably likely to cause or constitute a breach of any of the Notifying Party’s representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), each party will supplement or amend its Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining the accuracy of the representations and warranties of the parties contained in Article III and Article IV in order to determine the fulfillment of the conditions set forth in Section 7.2(a) or Section 7.3(a) hereof, as the case may be, or the compliance by the Company or Parent, as the case may be, with the respective covenants and agreements of such parties contained herein.

Section 6.9           Acquisition Proposals.

(a)          The Company agrees that it will not, and will cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition

Proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal, except to notify a person that makes any inquiry with respect to an Acquisition Proposal, of the existence of the provisions of this Section 6.9(a); provided, that, prior to the approval of this Agreement by the stockholders of the Company by the Requisite Company Vote, in the event the Company receives an unsolicited bona fide written Acquisition Proposal after the date of this Agreement (which Acquisition Proposal did not result from a breach of this Section 6.9) and its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that such Acquisition Proposal would reasonably be expected to result in a Superior Proposal, the Company may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, (A) the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company and (B) any non-public information to be provided to such third party shall have been previously provided to Parent. The Company will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal and the Company shall promptly request the prompt return or destruction of all confidential information previously furnished to any such other person. The Company will promptly (and in any event within twenty-four (24) hours) advise Parent orally, and within two (2) business days, in writing, of the receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions thereof, and the identity of the person making such inquiry), and will keep Parent reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. The Company shall use its reasonable best efforts to enforce any existing confidentiality, standstill or similar agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. The Company shall not, and shall cause its representatives not to on its behalf, enter into any binding acquisition agreement, merger agreement or other definitive transaction agreement (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.9(a)) relating to any Acquisition Proposal. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer or proposal relating to any third party indication of interest in, (I) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries or 20% or more of any class of equity or voting securities of the Company or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company, (II) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of the Company or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company, or (III) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company.

(b)          As used in this Agreement, “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (substituting “50%” for “20%” in the definition thereof) which the Board of Directors has determined in good faith, after consultation with outside counsel and financial advisors, taking into account all relevant legal, financial, regulatory and other aspects of such offer or proposal and the person making the proposal, that, (i) if consummated, would be more favorable to the holders of Company Stock, from a financial point of view, than the transactions contemplated by this Agreement (after taking into account any proposed revisions to the terms of this Agreement) and (ii) is more likely than not to be completed on the terms proposed on a timely basis.

(c)          Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to the Company’s stockholders; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

Section 6.10         Public Announcements. The Company and Parent shall each use their reasonable best efforts to develop a joint communications plan to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan and, except as required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

Section 6.11         Takeover Statutes. None of the Company, Parent or their respective Boards of Directors or Trustees shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

Section 6.12         Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13         Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ Stock Market (the “NASDAQ”) to enable the delisting by the Surviving Corporation of the Company Stock from the NASDAQ and the deregistration of the Company Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14         Stockholder Litigation. The Company shall cooperate and consult with Parent in the defense or settlement of any stockholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement and shall afford Parent the opportunity to participate at their own expense in the defense or settlement of any such litigation, and no such settlement shall be offered or agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld.

Section 6.15         Transition. Commencing following the date hereof, and in all cases subject to applicable Law, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent and its Subsidiaries to facilitate the integration of the parties and their respective businesses effective as of the Closing Date or such later date as may be determined by Parent. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of the Company and its Subsidiaries in the ordinary course of business, the Company shall cause the employees, officers and representatives of the Company and its Subsidiaries to use their commercially reasonable efforts to provide support, including support from its outside contractors and vendors, as well as data and records access, and take actions and assist Parent in performing all tasks, including conversion planning, assisting in any post-closing divestiture, post-closing equipment installation, training, the provision of customer communications and notices (including joint communications and notices relating to anticipated account changes, branch closures, divestiture and/or systems conversion), and other matters reasonably required to result in a successful transition and integration at the Closing or such later date as may be determined by Parent. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement, or be related to discussions by the Board of Directors or any of its committees relating to this Agreement or the transactions contemplated by this Agreement. Nothing contained in this Section 6.15 shall give Parent, directly or indirectly, any right to control or direct the operations of the Company and its Subsidiaries prior to the Closing.

Section 6.16         Employee Cooperation. Between the date of this Agreement and the Closing Date, the Company shall use commercially reasonable efforts to (a) assist Parent in identifying key employees of the Company and its Subsidiaries (such employees as are so identified by Parent, “Key Employees”), including providing any information as reasonably requested by Parent about individual employees and groups of employees with respect to their roles, job descriptions, performance, compensation levels, and other similar information, (b) to the extent requested by Parent, cooperate in good faith with Parent to help establish and implement, on behalf of Parent, any employee retention and transition incentive programs designed to encourage the retention and performance of Key Employees and (c) ensure that no executive officer of, or written communication by, the Company or its Subsidiaries disparages Parent or any of its affiliates in any way or interferes with Parent’s retention efforts with respect to employees of the Company and its Subsidiaries.

Section 6.17         ESOP Matters. The Trustee and the Company shall take or cause to be taken all such actions as may be necessary to effect the actions set forth below relating to the ESOP prior to or simultaneous with the Closing, as applicable:

(a)          Upon the Closing, the ESOP shall be terminated and all ESOP participants’ accounts shall be fully vested and 100% non-forfeitable. The Company shall cause the Plan Administrator (as defined in the ESOP) to direct the Trustee to sell a sufficient amount of the Suspense Shares to repay the outstanding ESOP Loan in full, and the proceeds of the sale of the Suspense Shares shall be used to repay the outstanding balance of the ESOP Loan. If any proceeds from the sale of the Suspense Shares remain after the outstanding balance of the ESOP Loan is repaid in full, the remaining proceeds shall be deemed to be earnings and shall be allocated to ESOP participants’ accounts in accordance with Section 8.1 of the ESOP. If the proceeds of the sale of the Suspense Shares are insufficient to repay the outstanding balance of the ESOP Loan in full, the Company shall forgive the remaining balance of the ESOP Loan (after application of the proceeds of the sale of the Suspense Shares). The Company acknowledges and agrees that following the Company’s forgiveness of the remaining balance on the ESOP Loan the ESOP shall have no further obligation to the Company with respect to the ESOP Loan, and the Company shall have no recourse against the ESOP for any amounts then remaining due under the ESOP Loan.

Article VII
CONDITIONS PRECEDENT

Section 7.1           Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)          This Agreement shall have been approved by the stockholders of the Company by the Requisite Company Vote.

(b)          No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity or otherwise be in effect which prohibits or makes illegal consummation of the Merger or the Bank Merger.

Section 7.2           Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a)          The representations and warranties of the Company set forth in Section 3.2(a), Section 3.2(b) (with respect to GB) and Section 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a) and Section 3.2 (with respect to GB), such failures to be true and correct as are de minimis) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of the Company set forth in Sections 3.1, 3.2(b) (with respect to any material Subsidiary of the Company, other than GB), 3.2(c), 3.3(a), 3.3(b)(i), 3.7, 3.22 and 3.23 (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects (or, if the representation and warranty is qualified by a materiality or Material Adverse Effect qualifier, in all respects) as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Corporation. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effects.

(b)          The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c)          All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Requisite Regulatory Approval shall impose any term or condition that would constitute, either individually or in the aggregate, a Materially Burdensome Regulatory Condition.

(d)          All conditions to the consummation of the Bank Merger (other than the consummation of the Merger) shall have been and remain satisfied, or then be capable of satisfaction, and Parent shall be reasonably satisfied that the Bank Merger can occur immediately after the Merger or at such other time thereafter as Parent may choose.

Section 7.3           Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time, of the following conditions:

(a)          The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b)          Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c)          All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

Article VIII
TERMINATION

Section 8.1           Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of the Company:

(a)          by the mutual consent of Parent and the Company in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b)          by Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger, the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, the Bank Merger; provided that if the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein, such party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b);

(c)          by Parent or the Company if the Merger shall not have been consummated on or before the fifteenth (15th) month anniversary of the date of this Agreement (the “Termination Date”); provided that if the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein such party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c);

(d)          by Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within thirty (30) days (or such fewer days as remain prior to the Termination Date) following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period;

(e)          by Parent or the Company if the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Requisite Company Vote shall not have been obtained;

(f)          by Parent prior to such time as the Requisite Company Vote is obtained, if (i) the Board of Directors of the Company shall have (A) failed to recommend in the Proxy Statement that the stockholders of the Company approve this Agreement, (B) effected a Change in Company Recommendation, (C) failed to issue a press release announcing its opposition to an Acquisition Proposal within ten (10) business days after such Acquisition Proposal is publicly announced or (D) submitted this Agreement to the holders of Company Stock for approval without a recommendation for approval or (ii) the Company or its Board of Directors has breached its obligations under Section 6.3 or Section 6.9 in any material respect;

(g)          by Parent, if the Federal Reserve Board or the OCC has granted a Requisite Regulatory Approval but such Requisite Regulatory Approval contains or would result in the imposition of a Materially Burdensome Regulatory Condition and there is no meaningful possibility that such Requisite Regulatory Approval could be revised prior to the Termination Date so as not to contain or result in a Materially Burdensome Regulatory Condition; provided that if (i) Parent does not elect to terminate this Agreement within 60 days following any such termination right arising under this Section 8.1(g) and (ii) Parent has not by the end of such 60 day period waived the Materially Burdensome Regulatory Condition with respect to which such termination right arose, then the Company may terminate this Agreement pursuant to this Section 8.1(g); provided, further, that, if during the 60 day period referred to in the preceding proviso any new material condition or restriction is imposed by a Governmental Entity (regardless of whether such new condition or restriction would itself constitute a Materially Burdensome Regulatory Condition) such 60 day period shall be extended until 60 days after such new condition or restriction was imposed with there being no meaningful possibility that such new condition or restriction would be revised prior to the Termination Date so as not to be a material condition or restriction; or

(h)          by Parent or the Company if the Federal Reserve Board or the OCC shall have requested in writing that the Company, Parent or any of their respective affiliates withdraw (other than for technical reasons), and not be permitted to resubmit within 60 days, any application with respect to a Requisite Regulatory Approval.

(i)          by the Company if the Company has received a Superior Proposal and the Board of Directors of the Company has made a determination to accept such Superior Proposal and the Company complies with Section 8.2(b) below.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h) or (i) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 8.2           Effect of Termination.

(a)          In the event of termination of this Agreement by Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective affiliates or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), this Section 8.2 and Article IX (provided that in such event Section 9.12 shall, for the avoidance of doubt, survive only with respect to the other surviving provisions) shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement (which, in the case of the Company, shall include the loss to the holders of Company Stock of the economic benefits of the Merger, including the loss of the premium offered to the holders of Company Stock, it being understood that the Company shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its stockholders in its sole and absolute discretion, and any amounts received by the Company in connection therewith may be retained by the Company).

(b)          In the event that:

(i)          (A) prior to the Effective Time and after the date hereof, any person shall have made an Acquisition Proposal, which proposal has been publicly disclosed or made known to management of Company or its stockholders generally, or any person shall have publicly announced or made known to management of Company an intention (whether or not conditional) to make an Acquisition Proposal, (B) thereafter this Agreement is terminated by either party pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained or Section 8.1(e), or by Parent pursuant to Section 8.1(d) and (C) within twelve (12) months after the termination of this Agreement, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above); provided that, for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”; or

(ii)         this Agreement is terminated by Parent pursuant to Section 8.1(f) or the Company pursuant to Section 8.1(i);

then the Company shall pay Parent a fee, in immediately available funds, in the amount of Two Million Dollars ($2,000,000) (the “Termination Fee”) upon, in the case of Section 8.2(b)(i), the earlier of the date it enters into the applicable definitive agreement and the date of the consummation of such transaction, and in the case of Section 8.2(b)(ii), as promptly as practicable after (and in any event within two (2) business days of) the termination of this Agreement. In no event shall the Company be obligated to pay Parent the Termination Fee on more than one occasion.

(c)          The Company and Parent acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. The amounts payable by the Company pursuant to Section 8.2(b) constitute liquidated damages and not a penalty and, except in the case of fraud or a willful and knowing breach, shall be the sole monetary remedy in a circumstance where the Termination Fee is payable and is paid in full. In the event that the Company fails to pay when due any amounts payable under Section 8.2(b), then the Company shall (i) reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount and (ii) pay Parent interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

Article IX
GENERAL PROVISIONS

Section 9.1           Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained herein and therein which by their terms are to be performed in whole or in part after the Effective Time.

Section 9.2           Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company; provided, that after approval of this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

Section 9.3           Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, that after approval of this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable Law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.4           Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

Section 9.5           Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, or if by e-mail so long as such e-mail states it is a notice delivered pursuant to this Section 9.5 and a duplicate copy of such e-mail is promptly given by one of the other methods described in this Section 9.5, ii) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (b) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)          if to the Company, to:

Georgetown Bancorp, Inc.

2 East Main Street

Georgetown, Massachusetts 01833

Attention: Robert E. Balletto

Email: rballetto@georgetownbank.com

with a copy (which shall not constitute notice) to:

Luse Gorman, PC

5335 Wisconsin Ave., NW

Washington, DC 20015

Attention: Eric Luse, Esq.

Email: eluse@luselaw.com

(b)          if to Parent or Merger Sub, to:

Salem Five Bancorp

210 Essex Street

Salem, Massachusetts 01970.0804

Attention: Ping Yin Chai

Email: PingYin.Chai@salemfive.com

with a copy (which shall not constitute notice) to:

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

Attention: Stephen L. Palmer

Email: stephen.palmer@klgates.com

Section 9.6           Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the knowledge of any of the officers of the Company listed in Section 9.6 of the Company Disclosure Schedule after due inquiry, and the “knowledge” of Parent means the knowledge of any of the officers of Parent listed in Section 9.6 of the Parent Disclosure Schedule after due inquiry. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” (and similar expressions) means any document or other information that was (i) delivered or provided for review by one party or its representatives to the other party or its representatives prior to the date hereof, (ii) included in the virtual data room of a party at least two (2) business days prior to the date hereof or (iii) in the case of the Company only, filed by the Company with the SEC and publicly available on EDGAR prior to the date hereof, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger and (f) “ordinary course of business” means ordinary course of business consistent with past practice, whether or not the words “consistent with past practice” appear therein. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law. References to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section.

Section 9.7           Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means) all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 9.8           Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 9.9           Governing Law; Jurisdiction.

(a)          This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to any applicable conflicts of law.

(b)          Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court located in the Commonwealth of Massachusetts (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

Section 9.10         Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED

TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.10.

Section 9.11         Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations contained herein shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Except as otherwise specifically provided in Section 6.6, which is intended to benefit each Company Indemnified Party and his or her heir and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of the risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.12         Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 9.13         Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Section 9.14         Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto, duly authorized as of the date first above written.

SALEM FIVE BANCORP

By:	/s/ Ping Yin Chai
Name: Ping Yin Chai
Title: President and Chief Executive Officer

Bright Star, Inc.

By:	/s/ Ping Yin Chai
Name: Ping Yin Chai
Title: President

GEORGETOWN BANCORP, INC.

By:	/s/ Robert E. Balletto
Name: Robert E. Balletto
Title: President and Chief Executive Officer

EXHIBIT A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of [●], 2016, is made by and between Salem Five Cents Savings Bank, a Massachusetts savings bank (“SFCSB”), and Georgetown Bank, a federal savings association (“GB”).

WITNESSETH:

WHEREAS, SFCSB is a wholly owned subsidiary of Salem Five Bancorp, a Massachusetts mutual holding company (“Parent”);

WHEREAS, GB is a wholly owned subsidiary of Georgetown Bancorp, Inc., a Maryland corporation (the “Company”);

WHEREAS, Parent, the Company, and Bright Star, Inc., a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of October 5, 2016 (as amended from time to time, the “Parent Merger Agreement”), which, subject to the terms and conditions thereof, provides for the merger of Merger Sub with and into the Company (the “Parent Merger”), with the Company as the surviving company in the Parent Merger;

WHEREAS, contingent upon, and immediately following the time at which the Parent Merger becomes effective, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of GB with and into SFCSB, with SFCSB surviving the merger (the “Bank Merger”); and

WHEREAS, the Boards of Directors of SFCSB and GB have each determined that the Bank Merger is desirable and in the best interests of their respective banks, and have unanimously authorized and approved the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

Article 1
BANK MERGER

1.1           The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), SFCSB shall be merged with and into GB in accordance with the provisions of Mass. Gen. Laws ch. 167I, §3 and 12 U.S.C. §§ 1828(c) and 1467a(s), and the regulations of the Federal Deposit Insurance Corporation (“FDIC”). At the Effective Time, the separate existence of GB shall cease, and SFCSB, as the surviving entity (the “Surviving Bank”), shall continue unaffected and unimpaired by the Bank Merger. All rights, franchises, and interests of GB in and to every type of property (real, personal, and mixed) and choses in action shall be vested in the Surviving Bank by virtue of such merger without any deed or other transfer. The Surviving Bank, upon the consummation of the Bank Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by SFCSB or GB at the time of Bank Merger. The Surviving Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of any trust department, of each of the merging banks existing as of the Effective Time. Immediately following the Effective Time, the main office and any branches of GB existing as of the Effective Time shall become branches of the Surviving Bank, although the main office of GB shall be operated by the Surviving Bank as a branch office.

1.2           Effective Time. Subject to applicable law, the Bank Merger shall become effective at the date and time specified in the Certificate of Merger to be filed with the Massachusetts Division of Banks and Secretary of State of the Commonwealth of Massachusetts. The date and time so specified shall be immediately following the effective time of the Merger when all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party entitled to satisfaction thereof (such date and time of the Bank Merger being herein referred to as the “Effective Time”).

1.3           Charter and Bylaws. The charter and bylaws of SFCSB in effect immediately prior to the Effective Time shall be the charter and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof.

1.4           Board of Directors. At the Effective Time, the board of directors of the Surviving Bank shall consist of those persons serving as directors of SFCSB immediately prior to the Effective Time.

1.5           Officers. At the Effective Time, the officers of the Surviving Bank shall consist of those persons serving as officers of SFCSB immediately prior to the Effective Time.

1.6           Tax Treatment. It is the intention of the parties that the Bank Merger be treated for U.S. federal income tax purposes as a “reorganization” pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended.

1.7           GB Liquidation Account. From and after the Effective Time, depositors of GB who become depositors of SFCSB shall have the same rights of all other depositors of SCFSB, including rights to any distributions upon liquidation. Notwithstanding the foregoing, SCFSB shall, to the extent required by law, assume the liquidation account established by GB in connection with the second step conversion of GB’s former mutual holding company, as such liquidation account shall be in effect as of the Effective Time.

Article 2
CONSIDERATION

2.1           Effect on GB Capital Stock. By virtue of the Bank Merger and without any action on the part of the holder of any capital stock of SFCSB, at the Effective Time, all shares of GB capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

2.2           Effect on SFCSB Capital Stock. Each share of SFCSB capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger.

Article 3
COVENANTS

3.1           Further Action. During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Parent Merger Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Article 4
CONDITIONS PRECEDENT

4.1           Conditions to the Bank Merger. The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

(a)          The approval of (i) the FDIC under 12 U.S.C. § 1828(c) and the rules and regulations of the FDIC promulgated thereunder, and (ii) the Commissioner of Banks of the Commonwealth of Massachusetts with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired; and all other material approvals and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.

(b)          The Parent Merger shall have been consummated in accordance with the terms of the Parent Merger Agreement.

(c)          No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity or otherwise be in effect which prohibits or makes illegal consummation of the Bank Merger.

(d)          This Agreement shall have been adopted by the sole stockholder of each of SFCSB and GB.

Article 5
TERMINATION AND AMENDMENT

5.1           Termination. This Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto. This Agreement will terminate automatically and without any liability of either party hereto upon the termination of the Parent Merger Agreement.

5.2           Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

Article 6
GENERAL PROVISIONS

6.1           Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile or email (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)          if to GB, to:

Georgetown Bancorp, Inc.

2 East Main Street

Georgetown, Massachusetts 01833

Attention: Robert E. Balletto

Email: rballetto@georgetownbank.com

with a copy (which shall not constitute notice) to:

Luse Gorman, PC

5335 Wisconsin Ave., NW

Washington, DC 20015

Attention: Eric Luse, Esq.

Email: eluse@luselaw.com

(b)          if to SFCSB, to:

Salem Five Bancorp

210 Essex Street

Salem, Massachusetts 01970.0804

Attention: Ping Yin Chai

Email: PingYin.Chai@salemfive.com

with a copy (which shall not constitute notice) to:

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

Attention: Stephen L. Palmer

Email: stephen.palmer@klgates.com

6.2           Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.3           Counterparts. This Agreement may be executed in two (2) or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

6.4           Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof, other than the Parent Merger Agreement.

6.5           Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to any applicable conflicts of law, except to the extent that the federal laws of the United States shall be applicable hereto.

6.6           Assignment. Neither this Agreement nor any of the rights, interests or obligations contained herein shall be assigned by any of the parties hereto without the prior written consent of the other parties. and any attempted assignment in contravention of this shall be null and void.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.

SALEM FIVE CENTS SAVINGS BANK

By:

Title:

GEORGETOWN BANK

By:

Title:

- 6 -